Filed by Discovery, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Discovery, Inc. Commission File No.: 001-34177 Date: September 13, 2021 The following communications were made to the public during the Bank of America Securities Media, Communications & Entertainment Conference on September 13, 2021 Participants: Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Jessica Reif Ehrlich, Managing Director, Bank of America Securities Jessica Reif Ehrlich, Managing Director, Bank of America Securities Hi. I'm Jessica Reif Ehrlich, Senior Media Entertainment analyst at BofA Securities, and I'm thrilled to welcome Gunnar Wiedenfels back to our conference. Gunnar, of course, is the CFO of Discovery and soon to be the enlarged Warner Discovery, Discovery Warner. Anyway, so Gunnar, you've been at the company for a little over 4 years, and so much has happened. I mean it's just incredible. Scripps, you've optimized that business. You've launched discovery+, and now you're rolling it out across the globe. And then you just announced a tiny transaction, Warner Media, which we're really excited about. But before we get into kind of like all the details of your business, maybe you could just start out with like a bigger picture. What are your priorities until deal close? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Sure. Jessica and everyone, great to be here. And hopefully, soon at some point, in person, again as opposed to over video, but thanks for having us here this morning. Look, we have continued to push forward here with our key business priorities as we have before announcing the deal. …. And with the announcement of the Warner Media transaction in mind, of course, we're also working towards getting the balance sheet into as good a shape as possible as we come up on closing that deal, hopefully, soon in that first half of next year. So that's become an additional priority, focusing the entire team here on free cash flow again and then leverage. Jessica Reif Ehrlich, Managing Director, Bank of America Securities Absolutely. So, let's just start like with the Warner Media stuff. How are you thinking about the benefits of scale? And what are the assets specifically from Warner Media provided that made the company an attractive entity to merge with?

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Well, this transaction, as we said before, has such enormous benefits across the entire range of the businesses that we operate between the two companies. And again, maybe starting with the part that has gotten less attention and maybe comes across as less sexy, the traditional linear business. Again, this is the free cash flow engine for us. It's generating a lot of free cash flow for Warner Media as well. And the two businesses together, I think, create an even richer experience, an enormously attractive bouquet of content offerings for all of our affiliate and advertising partners, both domestically and internationally. And again, I think everything has been said about the challenges for the linear business. But the bottom line is that business is still flowing off an enormous amount of cash, as I said earlier. We've been very successful this year regarding pricing, both with regard to affiliates and advertising. So, I see this business throwing off the enormous free cash flow that is going to help us create shareholder value and drive the digital business for many, many years to come. And certainly, the completeness of the combined portfolio with news and sports on the Warner side domestically. And then there's a range of very engagement heavy content that we bring to the table from the Discovery side, I think, is a phenomenal combination. And obviously, internationally as well. We have a very strong footprint between the two companies coming together, a very complementary footprint as well. And if I just look back to given how the combination of Scripps and Discovery has helped us grow share year after year after year. We're still benefiting from the better monetization and better programming of that wider content output across our international footprint here. So very, very powerful outlook from the perspective of just that traditional business. But obviously, the most important point here is the direct [issuance] strategy. By bringing these two content portfolios together, I have no doubt that we are creating one of the absolute leading content powerhouses in the world. As a consumer, I cannot wait to get access to that kind of a combined content portfolio. There's enormous, creative output coming out of Warner Bros., HBO, et cetera. We've had a lot of success with discovery+. And I think as complementary as those two content portfolios are, there is a lot of similarity as well. We're both looking at products that are very much ARPU-focused, were high-value kinds of products. We're looking at return and engagement. People are spending a lot of time on the HBO Max platform and on discovery+, similar to what we're seeing in the linear world. So, there's a lot there, and we've made more progress, and we have our go-to-market strategy essentially ready. And we're all very, very excited about bringing that to the market once we've been able to close that deal. So that's the D2C part of the house, the breadth and depth of the content offering. But we'll also be able to bring that to the market in a very efficient technology platform, which takes me to synergy rationale for the deal. One of the big drivers here is that right now, we're operating two full technology stacks from the two companies. Both companies, as you wouldn't be surprised, have had very material increases in technology spend, marketing spend, personnel, et cetera, in our sort of individual, stand-alone, long-range plans. And the ability to combine that and create a leading team of software engineers, refining the technology stack. Starting from a very strong starting position today is going to put us in a very, very powerful competitive position. And it's also allowing us, at the same time, to significantly reduce the formerly planned cost for these businesses, which is one of the big synergy drivers beyond obviously sort of the G&A structural cost that you would tackle in any combination of two businesses of this size. Jessica Reif Ehrlich, Managing Director, Bank of America Securities So let's get into some of the things that you just addressed. On the direct-to-consumer strategy, does it make more sense to you to bundle HBO Max and discovery+ to combine them into one service? If you look at the service, like HBO is already kind of premier price, premier content, but it's also priced at [floor bed]. And many of the competitors are going for lower price. So, can you talk to us about your go to market? Like will it be two services, one service? Will it be bundled? How are you thinking about pricing? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Well, look, I mean, we've been hard at work over the summer here to sort of further refine our go- to-market approach. and I would say we're pretty much ready with maybe some tweaks here and there. Obviously, as you know, we're not in a position to speak about that right now, but I think David has a very clear view and the team here. And we'll both keep the same strategy. We'll be guided by what the consumer wants, the consumer is at the center here. And as I said before, between the two content portfolios, there's an enormous breadth and depth of content. I think we already know certain characteristics of our offerings, the two individual offerings regarding low churn, high monetization, both sides. I think we've had great experience with the introduction of ad-light versions of our product. So, there are certain elements that are pretty straightforward. Again, we'll talk more about the specifics of the product outlook. But again, as I said, I mean, I think we've got our ducks aligned here. And again, I mean, if you look at it from the perspective of optimizing for customer lifetime value, we've got phenomenal retention. I believe we're going to be able to acquire stuff at a very profitable level. We've spoken about sort of longer-term margin profiles previously driven by the specific nature of the unscripted content. We've talked about monetization. So, I'm really looking forward to coming out with more detail as we go along. Jessica Reif Ehrlich, Managing Director, Bank of America Securities And how do you think about the opportunity between SVOD and AVOD? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Look, I think you're definitely going to see us look very hard at ad-light versions of subscription products. I mean, fundamentally, we believe that our content and the content of the combined company, for sure, will be valuable enough to merit a subscription payment on an ongoing basis. So that's going to continue to be the priority. We've spoken about the merits of an ad-light version many times. In fact, for discovery+, the total monetization, total ARPU is actually higher for an ad-light subscriber than for a pure subscription subscriber. And I would imagine that others are experiencing similar metrics and performance. So -- and as we said before, we've been looking into ad-light versions for our international markets. Obviously, a function of re-platforming to be able to offer all the same product features around the globe, but it continues to be a focus area for us. And so, I think that's certainly something that's going to be in the mix going forward as well. There -- whether at some point or may be a complete sort of AVOD-only, subscription-free product, that remains to be seen. Again, I can really only imagine that for sort of long-term -- long-tail library kind of content. It's not a huge strategic priority. ad-light, for sure. Jessica Reif Ehrlich, Managing Director, Bank of America Securities Right. How much of an overlap do you have between the subs on both of your respective platforms? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Well, it's something that we can't talk about right now. But given sort of the popularity of the content of both platforms, of both content portfolios, you would actually assume a certain amount of overlap, but we'll be talking about that more and also as it relates to determining the new go-to- market approach and pricing, et cetera, as we move further along. Jessica Reif Ehrlich, Managing Director, Bank of America Securities Yes. And does this deal accelerate or pivot to direct-to-consumer for you? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Look, I think it is no doubt that the combined offering here, combined content output, puts us in a much more sustainable, much more promising long-term position. Does it accelerate the pivot? I think both companies, Warner Media and Discovery, I would say have very clearly initiated the turn here and started the pivot. So, from that perspective, I wouldn't necessarily say it accelerates at all the relative pivot, but it puts us in a much stronger position for each of the individual businesses between the companies coming together. Jessica Reif Ehrlich, Managing Director, Bank of America Securities So, what are the implications for the linear business? And I guess on that linear business, you did highlight that as one of the things that you can benefit from combining with Warner Media. Do you expect synergies similar to what you saw with Scripps in both the advertising and the (inaudible) side?

Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. It's early days. And as you know, we haven't factored any revenue synergies into our $3 billion synergy guidance. So, I want to leave it at that for now. That being said, as I mentioned earlier, I have no doubt that Discovery's revenue trajectory in 2018 must have benefited from the combination of the 2 companies. As I said, in the international footprint, we have continued to grow share year after year after year. And there's a -- you always have your certain ups and downs. Sort of that continued outperformance is certainly -- to some extent, it's always going to be hard to quantify. But I think the ability to reassess the positioning in every network, in every territory and reprogram and rebundle this wonderful IP in our portfolio has created a better product, and that's great for the consumer. It's great for our affiliate partners. It's great for advertising partners, getting their brands into the right environment. And we certainly hope that between the Warner Media portfolio and ours, there could be certain upsides. As I said, there's a lot of complementarity. There's the sports, and Warner Media is pretty strong in LatAm, in Europe. We've got a strong kids proposition, et cetera. So, there's a lot you can look at. But again, it's very, very early days and it will always be hard to quantify it. Jessica Reif Ehrlich, Managing Director, Bank of America Securities Right. So, on the synergies, the $3 billion, which is all costs, could you talk about the cadence of the synergies in the context to your guide? And any other color you want to give on the $3 billion? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. Well, look, I mean we're starting to set up our integration management office, and we're looking into, let's say, the next levels down into these synergies. Again, there's only so much you can do in terms of really detailed work for closing the deal, as you would imagine. But I'm very pleased with how the team has been set up. Remember, we still had our Discovery transformation office up and running, not as active as maybe in 2018 or early 2019. But we were still working off some of the longer-term initiatives, and it's great to see how the team is getting fired up again. There's a lot of muscle memory when it comes to how to approach these projects, so I'm pretty confident that we'll be able to take an efficient approach here again as we close the deal. And in terms of the timing. Look, I mean, as I said, I feel good about our ability to get significant synergy capture over a period of 2 years. There's always going to be sort of an initial kind of quick win wave. And then as I said in previous discussions, the ability to look at cost avoidance, just not spending against the scaling direct-to-consumer products, that's obviously going to unfold over time. But it's a very, very substantial opportunity.

Jessica Reif Ehrlich, Managing Director, Bank of America Securities Right. And then on the Olympics, what can you say -- what have you learned? And what do you say about the next Olympics, which is coming up pretty soon? And how big of a roll in general, do you see sports playing on the service over time as you integrate your sport into new discovery+? Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc. … Sports in general, as I said earlier, I think the combined company is going to have a more sports focused footprint than Discovery stand-alone, which is great. It's a bit of a complementary puzzle coming together here, with our core focus being Europe and Warner Media, obviously, being more focused on the U.S. and LatAm. Again, we haven't factored in any major synergy or contributions here. But there's certainly, I think, opportunity or efficiency and effective implementation of these rights. So, looking forward to getting a better understanding of that overall combined portfolio. And again, I mean, look, sports, in many cases, are loss leaders, so you shouldn't expect us to start going crazy. I think, frankly, both Warner Media and Discovery have had a pretty rational approach to sports rights, finding deal structures that work, finding sports that have a more financially attractive profile. Maybe not going for the top-tier events that are massive loss leaders but going for sports that have their place in a broader portfolio, bit of a viewer and subscriber locomotive still at a financially rational price point. And I would imagine that our position only gets better after combining these 2 companies. We may be able to strive for the global deals and different kinds of structures. But that's a little early, I think, to talk about at this point. Where to Find Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.

Participants in the Solicitation Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available. Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.